Exhibit 99.1

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. files Certificate of Dissolution

VANCOUVER, BRITISH COLUMBIA – September 27, 2012 – Chai-Na-Ta Corp. (the “Corporation”) filed Form 17 – Articles of Dissolution on September 26, 2012 and obtained a Certificate of Dissolution from Corporations Canada dated September 26, 2012.

The Corporation ceased to exist on the date of the Certificate of Dissolution and will cease to be a reporting issuer in Canada. The Corporation paid a total of approximately $310,000 in liquidation costs and expenses up to the date of the dissolution.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Authorised Representative
(604) 272-4118
E-mail: wilmanw@chainata.com
Website: www.chainata.com